File No. 70-9153

                          SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C.

                                      FORM U-1/A

                                   AMENDMENT NO. 2

                                          to

                              APPLICATION OR DECLARATION

                                      under the

                      PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                     ____________________________________________

     National Fuel Gas Company               National Fuel Gas Distribution
     10 Lafayette Square                       Corporation
     Buffalo, New York  14203                10 Lafayette Square
                                             Buffalo, New York  14203

     Seneca Resources Corporation            National Fuel Gas Supply 1201
     Louisiana Street                          Corporation
     Suite 400                               10 Lafayette Square
     Houston, Texas  77002                   Buffalo, New York  14203

     National Fuel Resources, Inc.           Utility Constructors, Inc.
     165 Lawrence Bell Drive                 10 Lafayette Square
     Suite 120                               Buffalo, New York  14203
     Williamsville, New York  14221

     Horizon Energy Development, Inc.        Highland Land & Minerals, Inc.
     10 Lafayette Square                     10 Lafayette Square
     Buffalo, New York  14203                Buffalo, New York  14203

     Data-Track Account Services, Inc.       Leidy Hub, Inc.
     10 Lafayette Square                     10 Lafayette Square
     Buffalo, New York  14203                Buffalo, New York  14203

     Seneca Independence Pipeline            Niagara Independence Marketing
       Company                                 Company
     10 Lafayette Square                     1201 Louisiana Street, Suite 400
     Buffalo, New York 14203                 Houston, Texas 77002

     Niagara Energy Trading Inc.
     1201 Louisiana Street, Suite 400
     Houston, Texas  77002

                      (Names of companies filing this statement
                    and addresses of principal executive offices)

                    _____________________________________________

                              NATIONAL FUEL GAS COMPANY
                       (Name of top registered holding company)
                    _____________________________________________

      James R. Peterson         Curtis W. Lee, Esq.      Robert J. Reger, Jr.,
      Assistant Secretary       General Manager-Finance    Esq.
      National Fuel Gas         National Fuel Gas        Reid & Priest LLP
        Company                  Distribution            40 West 57th Street
      10 Lafayette Square        Corporation             New York, New York
      Buffalo, New York 14203   10 Lafayette Square      10019
                                Buffalo, New York 14203

                    (Names and addresses of agents for service)

     Item 1 of this Application-Declaration is amended and revised in its entirety to read as follows:

     "Item 1.  Description of Proposed Transactions.

               National Fuel Gas Company ("National") is a public utility holding company registered under the Public Utility Holding Company Act of

     1935, as amended ("Holding Company Act").  Each wholly-owned subsidiary of

     National has joined in this Application/Declaration.  Such subsidiaries include National Fuel Gas Distribution Corporation ("Distribution"),

     National Fuel Gas Supply Corporation ("Supply"), Seneca Resources

     Corporation ("Seneca"), Utility Constructors, Inc. ("UCI"), Highland Land &

     Minerals, Inc. ("Highland"), Leidy Hub, Inc. ("Leidy"), Horizon Energy

     Development, Inc. ("Horizon"), Data-Track Account Services, Inc. ("Data-

     Track"), National Fuel Resources, Inc. ("NFR"), Seneca Independence

     Pipeline Company ("Seneca Independence"), Niagara Independence Marketing

     Company ("Niagara Independence") and Niagara Energy Trading Inc. ("NET").

     The subsidiaries listed above are collectively referred to as the

     "Subsidiaries".  The Subsidiaries, excluding Distribution, are collectively referred to as the "Non-Utility Subsidiaries".  National and its

     Subsidiaries are collectively referred to herein as the National Fuel Gas

     System ("System").



               The System is seeking, as more fully described hereinafter,

     Commission authorization, to the extent not exempt from Commission approval under the Holding  Company Act, or otherwise permitted or authorized under the Holding Company Act pursuant to Commission rule, regulation or order,

     for the items that follow, which authorization is to be applicable for the period from the effective date of the order (the "Order Date") through

     December 31, 2002 (the "Authorization Period") (except as specified herein):


     I.   External financing by National, including A) short-term financing in the form of borrowings under credit facilities, issuance of commercial paper, other borrowings from banks or financial institutions and/or the issuance of other securities, B) long-term financing (debt and equity), C) hedging of financing risks, including those associated with existing and anticipated fixed and floating rate debt (whether denominated in U.S. dollar or foreign currency), and D) financing by means of the issuance of other securities.  The proceeds of such financings, together with other available funds, would be used by

          National to make investments in Subsidiaries, to redeem, acquire or retire outstanding securities, to make investments in Exempt Wholesale

          Generators (EWGs) and Foreign Utility companies (FUCOs), subject to the limitations of Rule 53, to make investments in Energy-Related

          Companies and Gas-Related Companies, subject to the limitations of

          Rule 58, and for other corporate purposes.



     II.  Intra-System financing of Subsidiaries, to the extent not exempt pursuant to Rule 45, as applicable, including an intra-System Money

          Pool.



     III. External financing by Subsidiaries and the formation of financing entities.



     IV.  Guarantees by National with respect to obligations of its

          Subsidiaries.


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


     V.   Use of proceeds to include exempt investments in EWGs, FUCOs, Energy-

          Related Companies and Gas-Related Companies.


     I.   EXTERNAL FINANCING BY NATIONAL

     A.   INTRODUCTION

          National currently obtains funds externally (i) through short-term debt financing under credit facilities with banks and financial institutions and through a commercial paper program,  (ii) through long-

     term debt financing through the issuance of debentures and medium-term notes and (iii) through equity financing by means of compensation, benefits and incentive plans, customer stock purchase plans and dividend reinvestment plans (collectively, "Stock Issuance Plans").  Short-term borrowings are authorized pursuant to the Order of the Commission dated

     December 28, 1995 (HCAR No. 26443; File No. 70-8729).  National does not have any existing authority to issue long-term debt.  Currently, National has Stock Issuance Plans authorized pursuant to the following Orders of the

     Commission:  1997 Award and Option Plan (HCAR No. 26670 dated February 18,

     1997; File No. 70-8975); Shares Payment Policy (HCAR No. 26655 dated

     January 24, 1997; File No. 70-8943); Customer Stock Purchase Plan (HCAR No.

     26394 dated October 19, 1995; File No. 70-8657); Dividend Reinvestment and

     Stock Purchase Plan (HCAR No. 26261 dated March 30, 1995; File No. 70-

     8579); 401(k) Plans (HCAR No. 26176 dated November 30, 1994; File No. 70-

     7674; 1993 Award and Option Plan (HCAR No. 25753 dated March 5, 1993; File

     No. 70-8109); 1984 Stock Plan and 1983 Incentive Stock Option Plan (HCAR

     No. 24793 dated December 28, 1988; File No. 70-7581).



          National is herewith requesting authorization to issue and reissue,

     from time to time during the Authorization Period, short-term debt (debt


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


     with a term not exceeding 270 days) aggregating not more than $750 million outstanding at any one time.  National also is requesting authority to issue and reissue, from time to time during the Authorization Period,

     additional long-term securities aggregating not more than $2 billion outstanding at any one time.  Such securities issuances would be in addition to any common stock that may be issued pursuant to National's

     Rights Plan, as previously authorized pursuant to the Order of the

     Commission dated June 12, 1996 (HCAR No. 26532; File No: 70-8841).



          National may issue securities covered by this Application/Declaration,

     subject to the above limitations, in any of the following ways: (i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser, (iii) through agents, (iv) in exchange for securities of other companies, the acquisition of which is authorized under a separate order of the Commission or exempt pursuant to Section 32, 33 or

     34 or Rule 58, as applicable, and/or (v) through Stock Issuance Plans.



          If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.  The securities may be offered to the public either through underwriting syndicates (which may be represented by managing underwriters designated by National) or directly by one or more underwriters acting alone.  The securities may be sold directly by National or through agents designated by National from time to time.  If dealers are utilized in the sale of any of the securities, National will sell such securities to the dealers and any such dealer may then resell such securities to the public at fixed prices or varying prices to be determined by such dealer at the time of resale.  National may also sell any securities to agents acting as principal.  Such agents may then resell such securities to the public at fixed prices or varying prices to be determined by the agent at the time of resale.  If equity securities are being sold in an underwritten offering, National may grant the underwriters thereof an over-allotment option permitting the purchase from National of additional equity securities (an additional 15% under present guidelines), at the same price as the equity securities then being offered, solely for the purpose of covering over-allotments.



          Securities issued by National may be sold pursuant to "delayed delivery contracts" which permit the underwriters or agents to locate buyers who will agree with National to buy the securities at an agreed price on the trade date but accept delivery at a later date.  Debt securities may also be sold through the use of medium term note and similar programs or in transactions whereby securities are sold to initial purchasers (typically, investment banks or similar institutions) and then resold by the initial purchasers in reliance upon Rule 144A or another exemption under the Securities Act of 1933, as amended ("Securities Act")

     or pursuant to Regulation S under the Securities Act.



          The System intends that any authorization granted pursuant to this

     Application/Declaration regarding the issuance of securities will supersede the previous authorizations described in the first paragraph of this

     Section A to the extent such previous authorizations apply to the issuance of securities (except as specified herein).

     Parameters for Authorization

          The Application/Declaration makes requests for authority, without any additional prior Commission approvals, to engage in future financing transactions for which the specific terms and conditions are not at this time known. Accordingly, it is appropriate that certain conditions concerning the financial status of National exist at the time of engaging in such financing transactions.  The general conditions for undertaking such financing transactions without further prior approval are given directly below.


          1.   National Debt of Investment Grade and Maintenance of Equity Ratio

               National would be authorized to engage in the long-term debt financing activities described herein as long as: (i) its long-term debt rating is of investment grade as established by a nationally recognized statistical rating organization as that term is used in Rule 15c3-

     l(c)(2)(vi)(F) under the Securities Exchange Act of 1934 (the "Exchange

     Act"), and (ii) its common equity (as reflected in its most recent Form

     10-K or Form 10-Q, as the case may be) does not fall below 30% of its consolidated capitalization.  (For purposes of this test, consolidated capitalization includes total capital stock equity and consolidated debt for borrowed money appearing on a consolidated balance sheet of the Company and its subsidiaries, with all inter-company items eliminated.)  The issuance of any long-term debt would occur over such a period of time and in a combination with the issuance of equity such that it would not cause

     National's common equity to fall below 30% of consolidated capitalization.



          2.   Effective Cost of Money on Borrowings


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

               The effective cost of money on debt borrowings made pursuant to the authorizations granted under this Application/Declaration will not, at the time of the issuance, exceed 300 basis points over the then current yield to maturity of comparable term U.S. Treasury securities.



          3.   Effective Cost of Money on Other Approved Securities

               The effective cost of money on preferred stock and other fixed income oriented securities will not, at the time of the issuance, exceed

     500 basis points over the then current yield to maturity of 30-year term

     U.S. Treasury securities.



          4.   Maturity of Debt

               The maturity of each issuance of debt will be not more than 50 years.



          5.   Issuance Expenses

               The underwriting fees, commissions, or other similar fees paid in connection with the issuance, sale or distribution of a security pursuant to this Application/Declaration will not exceed 5% of the principal or total amount of the financing.



          6.   Aggregate Dollar Limit

               The aggregate amount of external debt and equity financing to be issued or reissued by National during the Authorization Period will not exceed (i) $2 billion of additional long-term debt and equity outstanding at any one time (not including any common stock that may be issued pursuant to National's Rights Plan authorized pursuant to the Order of the

     Commission dated June 12, 1996 (HCAR No. 26532; File No. 70-8841)) and (ii)

     $750 million of short-term borrowings outstanding at any one time.  The value of debt securities will equal the aggregate principal amount of such securities.  The value of equity securities will equal the consideration received by National at the time the securities are issued.



               The proceeds from the sale of securities by National in external financing transactions will be used by National, together with other available funds, for general corporate purposes including (i) the financing, in part, of capital expenditures of National and its

     Subsidiaries, (ii) the financing of inventories and other working capital requirements, (iii) the acquisition, retirement or redemption of securities of which National is the issuer without the need for prior Commission approval pursuant to Rule 42 or a successor rule, and/or (iv) investments in EWGs and FUCOs, subject to the limitations of Rule 53, and in Energy-

     Related Companies and Gas-Related Companies, subject to the limitations of

     Rule 58.



     B.   SHORT-TERM FINANCING

          To provide financing for general corporate purposes, including the temporary financing of inventories and other working capital requirements and construction spending, National requests authorization to issue and reissue from time to time during the Authorization Period, up to $750 million at any one time outstanding of short-term debt consisting of borrowings under its credit facilities, the issuance of commercial paper,

     and/or other forms of short-term financing generally available to borrowers with investment grade credit ratings.  Specific terms of any issuance or reissuance will comply with the applicable parameters of financing authorization stated earlier in Section I.A.

          In order to consolidate all orders authorizing financing under one file, National proposes that the authorization for short-term borrowings of an amount not to exceed $600 million outstanding at any one time (HCAR No.

     26443; File No. 70-8729) be superseded, as of the Order Date, by the Order of the Commission sought herein.



          1.   Commercial Paper

               Commercial paper would be sold by National, from time to time, in established domestic or foreign commercial paper markets directly or through dealers and placement agents at prevailing discount rates, or at prevailing coupon rates, at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally.  It is expected that the dealers and placement agents acquiring commercial paper from National will re-offer such paper at a discount to corporate, institutional and, with respect to foreign commercial paper,

     also to individual investors. Such corporate and institutional investors may include, among others, commercial banks, insurance companies, pension funds, investment trusts, mutual funds, foundations, colleges and universities, finance companies and nonfinancial corporations.



               Back-up bank lines of credit for 100% of the outstanding amount of commercial paper are generally required by credit rating agencies.

     National currently has a committed credit facility which acts as back-up to its commercial paper program.



          2.   Credit Facilities with Banks and other Financial Institutions

               National proposes to establish credit facilities with various banks and/or other financial institutions and to issue and sell, from time to time, short-term notes.



               Such notes would bear interest at rates comparable to, or lower than, those available through other forms of short-term borrowing with similar terms as contemplated in this Application/Declaration.  The term of any short-term notes would not exceed 270 days, and the total amount of notes outstanding at any time, when added to the aggregate amounts of short-term borrowing outstanding under other forms of short-term borrowing contemplated in this Application/Declaration, would not exceed the total amount of short-term debt for which authorization is requested.  The borrowing arrangements with the banks and financial institutions may require compensating balances and/or commitment fees or similar fees.

     National requests authority to incur, if necessary, commitment or similar fees not to exceed one-half of one percent (.50%) of the average daily credit facility available, and/or compensating balances not to exceed twenty percent (20%) of the credit facility established.  National, at all times, will attempt to negotiate the most favorable effective borrowing rate taking into account any compensating balances and/or fees.



          3.   Other Securities

               National may engage in other types of short-term financing as it may deem appropriate in light of its needs and market conditions at the time of issuance.  Such short-term financing may include, without limitation, bank borrowings, and other short-term securities issued under an indenture.  The term of any such short-term borrowing would not exceed


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


     270 days.  In no case will the outstanding balance of all short-term borrowings exceed $750 million during the Authorization Period.



     C.   LONG-TERM FINANCING

          Long-term securities may consist of any combination of long-term debt

     (debt having terms in excess of 270 days), common stock, preferred stock,

     or other equity securities, as the case may be.



          1.   Long-term Debt Financing

               National requests Commission authorization to issue or reissue from time to time during the Authorization Period additional long-term debt securities in an aggregate principal amount which, when combined with the value of the consideration received from the issuances of common stock,

     preferred stock and other equity securities during the Authorization

     Period, will not exceed $2 billion at any one time outstanding.  The term of any such long-term debt securities will be in excess of 270 days.

     Examples of such long-term debt securities would include debentures,

     convertible debt, subordinated debt, medium-term notes, bank borrowings,

     and securities with call or put options.  Any long-term debt security would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest,

     redemption provisions, non-refunding provisions, sinking fund terms,

     conversion or put terms, U.S. dollar or foreign currency denominations,

     security and subordination provisions, and other terms and conditions as

     National may determine at the time of issuance.  Medium-term notes would be issued under the Indenture dated as of October 15, 1994, between National and The Bank of New York, Trustee (or any successor trustee), as amended

     (the "Indenture").  Debentures and other long-term debt securities may be issued under the Indenture or under a mortgage or other indenture.

          Specific terms of any issuance or reissuance will comply with the parameters of financing authorization stated earlier in Section I.A.



          2.   Equity Financing

               National requests Commission authorization to issue additional equity securities from time to time during the Authorization Period, the value of which, as determined at the time the securities are issued, when combined with other long-term securities issued pursuant to this

     Application/Declaration, would not exceed $2 billion, at any one time outstanding.  The value of equity securities will equal the consideration received by National at the time the securities are issued.  Such issuance would include (a) common stock and the rights appurtenant thereto

     (together, the "Shares"), including, but not limited to, Shares issued during the Authorization Period pursuant to the following Stock Issuance

     Plans and any successor Stock Issuance Plans:  (i) the 1997 Award and

     Option Plan (HCAR No. 26670) whereby awards granting the right to purchase up to 1,900,000 Shares may be issued over a ten-year period through

     December 12, 2006, (ii) the Shares Payment Policy (HCAR No. 26655), (iii)

     the Customer Stock Purchase Plan (HCAR No. 26394), (iv) the Dividend

     Reinvestment and Stock Purchase Plan (HCAR No. 26261), (v) the 401(k) Plans

     (HCAR No. 26176), (vi) the 1993 Award and Option Plan (HCAR No. 25753),

     (vii) the 1984 Stock Plan, (HCAR No. 24793) and (viii) the 1983 Incentive

     Stock Option Plan (HCAR No. 24793), (b) preferred stock, (c) other preferred securities, (d) options and/or warrants convertible into common or preferred stock and (e) common and/or preferred stock issued upon the exercise of convertible debt, rights, options, warrants and/or similar securities.



               From time to time during the Authorization Period, other similar

     Stock Issuance Plans may be adopted by National.  For instance, a direct stock purchase plan with a dividend reinvestment feature that allows sales to persons not already shareholders may be implemented.  National proposes to issue Shares pursuant to the existing plans and similar plans or plan funding arrangements hereinafter adopted and to engage in other sales of its Shares for reasonable business purposes without any additional prior

     Commission order during the Authorization Period, except that the grants of

     Shares and rights to purchase Shares under the 1997 Award and Option Plan may be issued from time to time until December 12, 2006.  Transactions of this variety would thus be treated the same as other equity transactions permitted pursuant to this Application/Declaration.  Any authorization requested hereby regarding the issuance of securities will supersede the authorizations cited above to the extent such previous authorizations apply to the issuance of securities, except that the authority previously issued in connection with the 1997 Award and Option Plan (HCAR No. 26670) shall still apply to the extent such previous authority extends through December

     12, 2006.



     D.   HEDGING

          In addition, National requests authorization, to the extent needed, to enter into hedging transactions ("Hedge Program") to be initiated during the Authorization Period, with respect to all or a portion of existing or anticipated floating rate debt or all or a portion of existing or

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     anticipated fixed rate debt, using interest rate swaps or other derivative products that may be useful for such purposes.



          National is seeking authority, to the extent needed, to enter into one or more interest rate swaps ("Swaps"), and one or more derivative instruments, such as caps, floors, collars, ceilings, options and forwards

     (collectively, "Derivative Transactions"), with one or more counterparties from time to time during the Authorization Period, in notional amounts aggregating not in excess of the amount of debt outstanding at any one time.



          In order to consolidate all orders authorizing hedging transactions under one file, National proposes that the authorization for entering into hedging transactions (HCAR No. 26443; file No. 70-8729) be superseded, as of the Order Date, by the Order of the Commission sought herein.



          National will enter into Swaps and Derivative Transactions with counterparties whose senior secured debt ratings, or the senior secured debt ratings of the parent companies of such counterparties, as published by Standard & Poor's Ratings Group, are greater than or equal to "BBB+", or an equivalent rating from Moody's Investor Service, Inc., Fitch Investor

     Service or Duff & Phelps.  To the extent that National must rely on the creditworthiness of parent companies, National will obtain guarantees from the parent companies of the counterparties.



          Among other strategies that may be employed from time to time,

     National may use two different interest rate swap strategies.  Under one swap strategy, National would agree to make payments to a counterparty,


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     payable periodically.  The rate would be payable at a variable or floating rate index and would be calculated on a notional (i.e., principal) amount.

     In return, the counterparty would agree to make payments to National based upon the same notional amount and at an agreed upon fixed rate.  This would be a "floating-to-fixed swap" on National's part. Under another swap strategy, National and the counterparty may exchange roles.  National would pay a fixed rate and receive a variable rate on a notional amount. This would be a "fixed-to-floating swap" on National's part.



          National also seeks authorization, to the extent needed, to enter into an anticipatory interest rate hedging program (the "Anticipatory Hedge

     Program") for anticipated debt issuances utilizing Swaps and Derivative

     Transactions within a limited time prior to the issuance of short- or long-term debt securities.



          The Anticipatory Hedge Program would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S.

     Treasury securities and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury securities (a "Put Options

     Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury securities (a "Zero Cost Collar"), or (iv)

     some combination of a Forward Sale, Put Options Purchase , Zero Cost Collar

     and/or other Derivative Transactions appropriate for the Anticipatory Hedge

     Program.  The program may be executed on-exchange ("On-Exchange Trades")

     with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades") or a


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     combination of On-Exchange Trades and Off-Exchange Trades.  National will determine the optimal structure of the Anticipatory Hedge Program at the time of execution.  National may decide to lock in interest rates and/or limit its exposure to interest rate increases. All open positions under the

     Anticipatory Hedge Program will be closed on or prior to the date of the new issuance and National will not, at any time, take possession of the underlying U.S. Treasury securities.  Further, no anticipatory hedge position will be outstanding for more than 180 days.



          The policies and guidelines of the Hedge Program and the Anticipatory

     Hedge Program will be authorized by the National Fuel Gas Company Board of

     Directors.  All transactions entered into under the Hedge Program and the

     Anticipatory Hedge Program will only be undertaken pursuant to the approval of the National Board of Directors, a duly appointed and authorized committee thereof, or a duly authorized committee of executive officers of

     National (an "Executive Officers Hedging Committee").  National undertakes to establish an independent committee of executive officers (a "Market Risk

     Management Committee") to monitor adherence to National's policies and guidelines regarding the Hedge Program and the Anticipatory Hedge Program

     throughout the Authorization Period and prior to entering into any transactions under the Hedge Program and Anticipatory Hedge Program.



          All transactions entered into under the Hedge Program or the

     Anticipatory Hedge Program will be bona fide hedges and will meet the criteria established by the Financial Accounting Standards Board in order to qualify for hedge accounting treatment, and National will comply with the then existing financial disclosure requirements of the Financial

     Accounting Standards Board associated with hedging transactions.


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          National seeks Commission approval of the entire Hedge Program and

     Anticipatory Hedge Program to ensure the maximum flexibility in structuring effective financing-related hedging strategies.



     E.   OTHER SECURITIES


          In addition to the specific securities for which authorization is sought herein, National also proposes to issue other types of securities that it deems appropriate during the Authorization Period.  National requests that the Commission reserve jurisdiction over the issuance of additional types of securities.  National also undertakes to file a post-effective amendment which will describe the general terms of each such security and request a supplemental order of the Commission authorizing the issuance thereof by National.  National further requests that each supplemental order be issued by the Commission without further time-consuming public notice.  Specific terms of any additional types of securities will comply with the applicable parameters for financing described earlier in Section I. A.



     II.  INTRA-SYSTEM FINANCING BY SUBSIDIARIES

          MONEY POOL/INTERNAL SHORT-TERM FINANCING

          By prior Commission Order dated December 28,1995 (HCAR No. 26443; File

     No. 70-8729), National, Distribution, Supply, Seneca, Highland,Leidy,

     Horizon, Data-Track, NFR and UCI (collectively, the "Current Money Pool

     Participants") were authorized to participate in the National System money pool ("Money Pool") through December 31, 2000.  The Current Money Pool

     Participants now propose to continue to participate in, and incur short-

     term borrowings from, the Money Pool.  National also proposes to allow

     Seneca Independence, Niagara Independence and NET to participate in, and


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     incur short-term borrowings from, the Money Pool.  In addition, in order to consolidate all orders authorizing the Money Pool under one file, National proposes that the authorization for the current Money Pool (HCAR No. 26443;

     File No. 70-8729) be superseded, as of the Order Date, by the Order of the

     Commission sought herein.


          The Subsidiaries require short-term funds to meet normal working capital requirements.  It is proposed that the Subsidiaries borrow short-

     term funds from the Money Pool.  The maximum amount of Money Pool borrowing outstanding for each Subsidiary will be determined by National and the

     Subsidiaries in accordance with business needs.



          At certain times during the year, National and certain of its

     Subsidiaries generate surplus funds.  Each Subsidiary may contribute excess funds to the money pool from time to time.



          National will administer the money pool and coordinate the System's short-term borrowings.  Borrowings outside the System, when necessary, will be made by National.  National has requested in this

     Application/Declaration authority to issue or reissue from time to time during the Authorization Period up to $750 million of short-term debt (debt having terms less than or equal to 270 days) outstanding at any one time consisting of borrowings under its credit facilities, the issuance and sale of commercial paper, other borrowings from banks or other financial institutions and/or issuances of other securities.  Such borrowed amounts will be included in the money pool.  Thus, the money pool funds will be derived from one or more of the following sources:

               1)   surplus funds of National and/or of its Subsidiaries;

               2)   proceeds from National's sale of commercial paper;

               3)   borrowings by National from banks or other financial

                    institutions and/or issuances of other securities.



          National proposes to administer the money pool by matching up, to the extent possible, the short-term cash surpluses and borrowing requirements of itself and its subsidiaries.  In the event that at any time during the

     Authorization Period there are insufficient funds available from Money Pool sources to satisfy Money Pool borrowing requirements of all the

     Subsidiaries, Distribution will receive priority over the Non-Utility

     Subsidiaries.  Subsidiary requests for short-term loans would be met first from available surplus funds of the other subsidiaries, and then from

     National corporate funds, to the extent available.  Once these sources of funds become insufficient to meet the short-term loan requests, borrowings will be made by National through the issuance and sale of commercial paper,

     borrowings under credit facilities, other borrowing facilities with banks or other financial institutions and/or issuances of other securities.  Such borrowings shall not exceed $750 million outstanding at any one time during the Authorization Period.



          Borrowing from the Money Pool
          -----------------------------

          Pursuant to Rule 52, borrowings from the Money Pool by any of the Non-

    Utility Subsidiaries are exempt transactions under the Holding Company Act.

    Distribution hereby seeks approval to make borrowings from the Money Pool.

    Distribution proposes to repay borrowings from the Money Pool principally by means of funds received as a result of providing services to its customers under its tariffs, and from the possible sale of debt or equity securities.



          National, itself, will not borrow from surplus funds of its

     Subsidiaries.



          Borrowings from the Money Pool, and repayments thereof, will be adequately documented and will be evidenced on the books of each participant who is borrowing funds or lending surplus funds through the

     Money Pool.



          If only internal funds (surplus funds of National and the

     Subsidiaries) make up the funds available in the Money Pool, the interest rate applicable and payable to or by subsidiaries for all loans of such internal funds will be the rates for high-grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The Wall
                                                                   --------

     Street Journal or other national financial publications.
     --------------



          If external funds (funds borrowed by National either through commercial paper or borrowings from banks or other financial institutions)

     make up all of the funds available in the Money Pool, or when both surplus funds from other participating subsidiaries and external funds are concurrently borrowed through the "Money Pool", the interest rate applicable to all such borrowings and payable by borrowing subsidiaries will be equal to National's net cost for such external borrowings.

          Interest will be payable by the borrowing Subsidiary until the principal amount borrowed is fully repaid.



          The Subsidiaries propose to incur short-term borrowings from the

     Money-Pool to provide financing for general corporate purposes, including the temporary financing of inventories and other working capital requirements and construction spending.



          Neither National nor any of the Subsidiaries currently has an ownership interest in an EWG, a FUCO or an exempt telecommunications company ("ETC") as defined in Section 34 of the Holding Company Act.  None of the Money Pool funds will be used for the acquisition of an interest in a FUCO or an ETC.



          All of the terms and conditions governing the operation of, and

     National's and the Subsidiaries' participation in, the Money Pool will be contained in a written agreement to be executed within thirty (30) days of the Order Date.



     III. EXTERNAL FINANCING BY SUBSIDIARIES

     A.   EXTERNAL NON-EXEMPT DEBT FINANCING BY DISTRIBUTION

          It may be necessary for Distribution to have the ability to issue, to persons other than National, non-exempt debt securities.  Examples of such non-exempt debt securities would include debentures, convertible debt,

     subordinated debt, medium-term notes, bank borrowings, and securities with call or put options.  To the extent such debt securities are not exempt from the Holding Company Act or otherwise authorized or permitted by rule,

     regulation or order of the Commission issued thereunder, National requests authority under the Holding Company Act for Distribution to issue and/or sell debt securities of any type to persons other than National (with or without a guarantee being provided by National or a Non-Utility

     Subsidiary), including banks, insurance companies, and other financial institutions, in an aggregate principal amount which will not to exceed

     $250 million.  These issuances of securities will comply with the applicable parameters for financing described earlier in Section I.A.



     B.   FINANCING ENTITIES

          National and the Non-Utility Subsidiaries seek authority to organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financings through their issue to third parties of interests in such entities.  Additionally, request is made for authorization with respect to (i) the issuance of debentures or other evidences of indebtedness, pursuant to an indenture or otherwise by

     National to a financing entity in return for the proceeds of the financing,

     and (ii) the acquisition by National or a Non-Utility Subsidiary of voting interests or equity securities issued by the financing entity to establish

     National's or such Non-Utility Subsidiary's ownership of the financing entity.  National also requests authorization to enter into guarantees and expense agreements with its financing entities, pursuant to which National would agree to pay all amounts payable with respect to securities issued by such entities.



          Such guarantee authority with respect to National's financing entities will not exceed $250 million in the aggregate at any one time during the

     Authorization Period.

     IV.  GUARANTEES BY NATIONAL

          National requests authorization to guarantee securities of its

     Subsidiaries, and provide other forms of credit support with respect to obligations of its Subsidiaries as may be necessary or appropriate to enable them to carry on in the ordinary course of their respective businesses subject to a maximum aggregate limitation on such guarantee authority at any one time of $2 billion.  The $2 billion of guarantees is in addition to any financing requested in this Application/Declaration.

     Such authorization of National to provide credit support would supersede and replace the authorization of National to guarantee up to $500 million of obligations as set forth in the order of the Commission dated November

     12, 1993 (HCAR No. 25922).  Guarantees made directly or indirectly by

     National to any Subsidiary which is an EWG, FUCO, Energy Related Company or

     Gas-Related Company will be subject to the limitations of Rules 53 or 58,

     as applicable.  National states that terms and conditions of any guarantees will be negotiated on a case by case basis as the need arises.  Guarantees and other forms of credit support provided by National on behalf of any EWG or FUCO would be subject to the limitations of Rule 53, and any guarantee or other form of credit support provided on behalf of any Energy-Related

     Company or Gas-Related Company would be subject to the limitations of Rule

     58.  National states that at the time National guarantees any securities of its Subsidiaries, or provides other forms of credit support with respect to obligations of its Subsidiaries, National will be in compliance with the applicable parameters for financing described earlier in Section I.A.



          Examples of such guarantees may include the guarantee of obligations associated with: (1) gas transportation agreements entered into with pipelines by shippers such as Distribution and Supply; (2) gas purchase agreements entered into by producers with gas marketers such as NFR and gas purchasers such as Distribution; (3) gas sales agreements entered into by producers, such as Seneca, with purchasers; and (4) any and all other agreements between parties not affiliated with the National system and any one or combination of the Subsidiaries relating to their then existing businesses.



     V.   USE OF FINANCING PROCEEDS FOR ACQUISITIONS OF EWGS, FUCOS, GAS-RELATED

     COMPANIES AND ENERGY-RELATED COMPANIES

          National proposes to use some or all of the proceeds of the financings proposed herein to make exempt investments in EWGs and FUCOs in an aggregate amount at any time outstanding which, when added to National's

     "Aggregate Investment" (as defined in Rule 53(a)(1)) in any EWGs or FUCOs at any time, shall not exceed 50% of National's "Consolidated Retained

     Earnings" (also as defined in Rule 53(a)(1)).(1)  This investment limitation will supersede and replace the $150 million Investment Limit set forth in the HCAR No. 35-26364 (File No. 70-8649) dated August 29, 1995, as it relates to direct or indirect investments by National in EWGs and FUCOs.

     Any guarantees of securities issued by, or other obligations of, any EWG or

     FUCO or "Intermediate Company" organized for the purpose of acquiring and holding the securities of any EWG or FUCO would also be included in

     National's "Aggregate Investment" under Rule 53.

   ---------------------

     1.   Such investments may be made directly by National or indirectly through Horizon or one or more "Intermediate Companies" as authorized in HCAR No. 35-26364 (File No. 70-8649) dated August 29, 1995.

          National is in compliance and will comply with Rule 53(a) and all other applicable rules under the Holding Company Act, including, without limitation, such rules as may be promulgated in the future pursuant to

     Section 33 of the Holding Company Act.  Currently, National's Aggregate

     Investment in EWGs and FUCOs is zero.  National's average Consolidated

     Retained Earnings, pursuant to Rule 53(a)(1), for the four quarters ended

     September 30, 1997 is approximately $473,476,000.  National and its subsidiaries commit that they will maintain books and records and financial statements to identify investments in and earnings from EWGs and FUCOs in which they may directly or indirectly hold an interest.  National undertakes to provide the SEC access to such books and records and financial statements that will be available to National upon the request of the SEC.  Thus, the Rule 53(a)(2) requirements will be satisfied.  No more than 2% of the employees of Distribution will render services, at any one time, directly or indirectly, to the EWGs or FUCOs in which National may directly or indirectly hold an interest, thereby satisfying Rule 53(a)(3).

     All of the documents required to be filed under Rule 53(a)(4) with federal,

     state and local regulators having jurisdiction over the retail rates of

     Distribution have been submitted.


          None of the conditions described in Rule 53(b) exist with respect to

     National, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable.



          National also proposes to use some or all of the proceeds of the financings proposed herein to make exempt investments under Rule 58.

     Currently, National's Aggregate Investment, as defined in Rule 58(b)(3), in

     Energy-Related Companies is zero.

     VI.  FILING OF CERTIFICATES OF NOTIFICATION

          Transactions contemplated herein which occur pursuant to the authorization which may be granted by the Commission in this proceeding will be reported through quarterly Rule 24 certificates of notification which, in order to avoid duplication of reported information, may include cross-references to National's filings with the Commission under the

     Securities Act of 1933, as amended, and Securities Exchange Act of 1934, as amended.  Rule 24 certificates of notification will be filed within 60 days after each of the first three quarters of National's fiscal year and 90 days after the fourth quarter of National's fiscal year.  The first filing will be made within 60 days after the end of the fiscal quarter in which the Commission grants its order with respect to this

     Application/Declaration.  With respect to each transaction under the Hedge

     Program and the Anticipatory Hedge Program such Rule 24 certificate of notification will include:  the trade date, the type of hedge transaction,

     the notional principal amount, a description of the transaction, and the material terms of the underlying instrument.  The first filing of the Rule

     24 certificate will include a copy of the Money Pool agreement among

     National and the Subsidiaries.


     VII. SUMMARY OF AUTHORIZATIONS SOUGHT

          National and its Subsidiaries request Commission authorization to undertake the following financing transaction during the Authorization

     Period, without any additional Commission approvals required except as indicated.



     I.   External financing by National

          A)   To issue or reissue from time to time during the Authorization

     Period, up to $750 million of short-term debt outstanding at any one time, consisting of borrowings under its credit facilities, the issuance of commercial paper, other forms of short-term financing generally available to borrowers with investment grade credit ratings and/or the issuance of other securities.



          B)   Authorization to issue or reissue from time to time during the

     Authorization Period, additional long-term debt and equity securities in an aggregate amount, outstanding at any time, not to exceed $2 billion.  The value of debt securities will equal the aggregate principal amount of such securities.  The value of equity securities will equal the consideration received by the National at the time the securities are issued.



          C)   Authorization to enter into transactions pursuant to its Hedge

     Program to be initiated during the Authorization Period, with respect to all or a portion of existing or anticipated financings, including floating rate debt or fixed rate debt, using interest rate swaps or other derivative products that may be useful for such purposes.



          D)   Authorization is also being sought to issue, during the

     Authorization Period, other types of securities that National deems appropriate from time to time over which issuance the Commission would reserve jurisdiction.



     II.  Intra-system financing by Subsidiaries

               Authorization is requested for the continuance of the Money Pool during the Authorization Period, where the maximum amount of Money Pool borrowings outstanding for each Subsidiary will be determined by National and the Subsidiaries in accordance with business needs.

     III. External Financing by Subsidiaries

          A)   Distribution requests Commission authorization to issue debt securities to nonaffiliates, in an aggregate principal amount which will not to exceed $250 million at any one time outstanding, to the extent such issuances are not exempt from the provisions of the Holding Company Act.



          B)   National and the Non-Utility Subsidiaries seek authority to organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financings through their issue to third parties of interests in such entities.  Additionally, request is made for authorization with respect to (i) the issuance of debentures or other evidences of indebtedness pursuant to an indenture or otherwise by National to a financing entity in return for the proceeds of the financing, and (ii)

     the acquisition by National or a Non-Utility Subsidiary of voting interests or equity securities issued by the financing entity to establish National's or such Non-Utility Subsidiary's ownership of the financing.  National also requests authorization to enter into guarantees and expense agreements with its respective financing entities, pursuant to which National would agree to pay all amounts payable with respect to securities issued by such entities.


          Such guarantee authority with respect to National's entities will not exceed $250 million in the aggregate at any one time during the

     Authorization Period.



     IV.  National requests authorization to enter guarantee arrangements and otherwise provide credit support with respect to obligations of its subsidiaries as may be necessary or appropriate in the ordinary course of their respective businesses. The maximum aggregate limit on all such credit support by National at any one time will be $2 billion.  The $2 billion of guarantees is in addition to any financing requested in this Application.

     Guarantees and other forms of credit support provided by National on behalf of any EWGs, FUCOs, Energy-Related Companies or Gas-Related Companies would be subject to the limitations of Rule 53 or Rule 58, as applicable.



     V.   Use of Proceeds to include Exempt Investments in EWGs, FUCOs, Energy-

     Related Companies and Gas-Related Companies.



          National seeks Commission authorization to use the proceeds from the financings approved herein to invest in EWGs and FUCOs in compliance with the standards set forth in Rule 53 and in Energy-Related Companies and Gas-

     Related Companies, subject to the limitations of Rule 58.



          None of the Money Pool funds will be used for the acquisition of an interest in a FUCO or an ETC."



          Item 4 of this Application-Declaration is amended and revised in its entirety to read as follows:



     "ITEM 4.  REGULATORY APPROVAL


          No Federal regulatory authority, other than the Commission, has jurisdiction over the proposed transaction.



          No State regulatory authority has jurisdiction over the proposed transactions except that the Public Service Commission of New York and the

     Pennsylvania Public Utility Commission have jurisdiction over the issuance and sale of the long-term notes to be issued by Distribution and the allocation of costs and benefits to Distribution.  (See Exhibits D-1 and D-

     3 for Distribution's Application and Petition.)



          Distribution has state regulatory authority through May 22, 1999 to issued up to $200 million of long-term notes.  Distribution covenants to obtain all necessary state regulatory authority needed to issue any long-

     term notes beyond May 22, 1999."



     ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

          The following exhibits are made a part of this statement:

          (a)  Exhibits
               --------


               F-1  Opinion of Reid & Priest LLP, counsel to
                    National.

               F-2  Opinion of Stryker, Tams & Dill, L.L.P., New
                    Jersey counsel to National.

               F-3  Opinion of A.M. Cellino, counsel to the
                    Subsidiaries.

     SIGNATURES

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment No. 2 to the Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.



          NATIONAL FUEL GAS COMPANY

          By     /s/ Philip C. Ackerman
               --------------------------
               Philip C. Ackerman
               Senior Vice President


          NATIONAL FUEL GAS DISTRIBUTION
            CORPORATION

          By     /s/ Philip C. Ackerman
               --------------------------
               Philip C. Ackerman
               President


          SENECA RESOURCES CORPORATION

          By     /s/ G. T. Wehrlin
               ---------------------
               G. T. Wehrlin
               Controller


          NATIONAL FUEL GAS SUPPLY CORPORATION

          By     /s/ Richard Hare
               --------------------
               Richard Hare
               President


          NATIONAL FUEL RESOURCES, INC.

          By     /s/ R. J. Kreppel
               ---------------------
               R. J. Kreppel
               President


          UTILITY CONSTRUCTORS, INC.

          By     /s/ Philip C. Ackerman
               --------------------------
               Philip C. Ackerman
               President

          HORIZON ENERGY DEVELOPMENT, INC.

          By     /s/ Philip C. Ackerman
               --------------------------
               Philip C. Ackerman
               President


          HIGHLAND LAND & MINERALS, INC.

          By     /s/ Philip C. Ackerman
               --------------------------
               Philip C. Ackerman
               President


          DATA-TRACK ACCOUNT SERVICE, INC.

          By     /s/ Philip C. Ackerman
               --------------------------
               Philip C. Ackerman
               President


          LEIDY HUB, INC.

          By     /s/ G. T. Wehrlin
               ---------------------
               G. T. Wehrlin
               Secretary/Treasurer


          SENECA INDEPENDENCE PIPELINE COMPANY

          By     /s/ Richard Hare
               --------------------
               Richard Hare
               President


          NIAGARA INDEPENDENCE MARKETING COMPANY

          By     /s/ C. H. Friedrich
               -----------------------
               C. H. Friedrich
               Treasurer


          NIAGARA ENERGY TRADING INC.

          By     /s/ C. H. Friedrich
               -----------------------
               C. H. Friedrich
               Treasurer


     DATED:    March 19, 1998

                                    EXHIBIT INDEX


     Exhibit             Description
     -------             -----------

        F-1              Opinion of Reid & Priest LLP, counsel to National

        F-2 Opinion of Stryker, Tams & Dill, L.L.P., New Jersey counsel to National

        F-3              Opinion of A. M. Cellino, counsel to the Subsidiaries